UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33997

Kandi Technologies Group, Inc.*

(Exact name of registrant as specified in its charter)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016

(86 - 579) 82239856

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 33*

Explanatory Note

* Effective April 17, 2024, Kandi Technologies Group, Inc., a Delaware corporation (the “Predecessor”), completed the redomicile merger (the “Redomicile Merger”) to reorganize itself as a British Virgin Islands company, as contemplated by the agreement and plan of merger and reorganization dated as of August 31, 2022 and amended as of April 11, 2024 (the “Merger Agreement”) by and among the Predecessor, Kandi Technologies Group, Inc., a British Virgin Islands company and a wholly owned subsidiary of the Predecessor (the “Successor”), and Kandi Technologies Merger Corp (the “Merger Sub”). Pursuant to the Merger Agreement, each issued and outstanding share of the common stock of the Predecessor was converted into the right to receive one ordinary share of the Successor. The Redomicile Merger constitutes a succession for purpose of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of the Predecessor under the Exchange Act, and does not affect the reporting obligations of the Successor under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Kandi Technologies Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 17, 2024	By:	/s/ Dong Xueqin
		Name:	Dong Xueqin
		Title:	Chief Executive Officer

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